CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended
September 30, 2015 and 2014
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND TOTAL COMPREHENSIVE (LOSS) INCOME
For the three and nine months ended September 30, 2015 and 2014
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014

Metal revenues	16	$26,585	$34,235	$83,882	$123,668

Cost of sales (including depreciation and depletion)	6a)	28,835	27,259	82,201	88,174

(Loss) earnings from mine operations		(2,250)	6,976	1,681	35,494

Corporate and administrative expenses	6b)	1,483	3,062	7,496	11,473
Impairment of mineral properties and other assets	5	226,510	-	226,510	-

(Loss) earnings from operations		(230,243)	3,914	(232,325)	24,021

Other income (expense), net		19	(179)	242	(173)
Finance expense	6c)	(406)	(417)	(1,146)	(1,299)
Loss on debenture renegotiation	12	(98)	-	(98)	-
Foreign exchange gain (loss)		9	(44)	777	611

(Loss) earnings before income taxes		(230,719)	3,274	(232,550)	23,160

Income taxes
Current tax expense		79	1,856	240	11,981
Deferred tax recovery		(50,085)	(149)	(51,996)	(1,709)
		(50,006)	1,707	(51,756)	10,272

(Loss) earnings and total comprehensive (loss) income for the period		$(180,713)	$1,567	$(180,794)	$12,888

Weighted average shares outstanding:
Basic	14	284,985,482	163,516,979	228,773,821	160,490,034
Diluted	14	284,985,482	164,881,356	228,773,821	161,467,458

(Loss) earnings per share:
Basic	14	$(0.63)	$0.01	$(0.79)	$0.08
Diluted	14	$(0.63)	$0.01	$(0.79)	$0.08

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2015 and 2014
(In thousands of United States dollars) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(230,719)	$3,274	$(232,550)	$23,160
Items not affecting cash:
Depreciation and depletion	6a)	4,703	4,117	13,118	14,158
Impairment of mineral properties and other assets	5	226,510	-	226,510	-
Finance expense	6c)	406	417	1,146	1,299
Share-based payments	13b)	357	457	1,220	932
Loss on debenture renegotiation	12	98	-	98	-
Unrealized foreign exchange (gain) loss		(79)	124	(1,165)	(298)
		1,276	8,389	8,377	39,251
Changes in non-cash working capital items:
Trade and other receivables		(992)	(1,772)	4,720	(148)
Inventories		(37)	(2,318)	531	(2,286)
Advances and prepaid expenses		376	358	158	355
Trade payables and accrued liabilities		666	162	(2,588)	(1,392)
Deferred revenue		(2,198)	-	-	-
Cash flows (used in) provided by operating activities		(909)	4,819	11,198	35,780

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(9,470)	(9,697)	(26,619)	(27,101)
Acquisition of Newstrike, net of cash acquired		(266)	-	127	-
Cash flows used in investing activities		(9,736)	(9,697)	(26,492)	(27,101)

FINANCING ACTIVITIES
Interest paid		(259)	(272)	(787)	(866)
Repayment of principal on loan facility	11	-	-	-	(4,515)
Proceeds from equity financing, net of transaction costs	13a)	-	-	-	24,184
Issuance of shares on exercise of share options and warrants		-	115	-	196
Cash flows (used in) provided by financing activities		(259)	(157)	(787)	18,999

Effects of exchange rate changes on the balance of cash held in foreign currencies		(228)	(774)	(440)	(244)
(Decrease) increase in cash and cash equivalents		(11,132)	(5,809)	(16,521)	27,434
Cash and cash equivalents, beginning of period		21,563	56,019	26,952	22,776
Cash and cash equivalents, end of period		$10,431	$50,210	$10,431	$50,210

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2015	2014

ASSETS
Current
Cash and cash equivalents		$10,431	$26,952
Trade and other receivables	7	12,730	15,423
Inventories	5, 8	10,520	46,693
Advances and prepaid expenses		791	728
Total current assets		34,472	89,796

Mineral properties, plant and equipment, exploration and evaluation	5, 9	113,225	215,973
Non-current unprocessed ore stockpile	5, 8	-	6,178
Total assets		$147,697	$311,947

LIABILITIES
Current
Trade payables and accrued liabilities	10	$27,599	$25,520
Loan facility	11	10,193	11,070
Debenture	12	1,645	-
Current portion of equipment financing	9	1,134	1,134
Total current liabilities		40,571	37,724

Deferred tax liabilities		-	51,996
Long-term equipment financing	9	95	945
Provision for site reclamation and closure		1,685	1,865
Provision for contingent payment		4,705	4,535
Other provisions		1,109	1,105
Total liabilities		48,165	98,170

EQUITY
Issued capital	13	192,555	128,735
Share-based payment reserve		17,127	14,398
(Deficit) retained earnings		(110,150)	70,644
Total equity		99,532	213,777
Total liabilities and equity		$147,697	$311,947

Approved by the Directors

"Mark Backens" Director	"Paula Rogers" Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	Retained
		common	Issued	payment	earnings	Total
		shares	capital	reserve	(deficit)	equity
Balance at January 1, 2015	Note	179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period		-	-	-	(180,794)	(180,794)
Share-based payments	13b)	-	-	1,220	-	1,220
Issued to acquire Newstrike Capital Inc.:	4
Common shares, net of share issuance costs		105,108,103	63,820	-	-	63,820
Share options		-	-	1,509	-	1,509
Balance at September 30, 2015		284,985,482	$192,555	$17,127	$(110,150)	$99,532

Balance at January 1, 2014		144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the period		-	-	-	12,888	12,888
Share-based payments	13b)	-	-	932	-	932
Issue of shares on exercise of share options		178,334	196	-	-	196
Reclassification of grant date fair value on exercise of share options		-	79	(79)	-	-
Shares issued for financing costs	13a)	300,000	407	-	-	407
Shares issued for cash equity financing	13a)	18,920,000	24,184	-	-	24,184
Balance at September 30, 2014		163,557,379	$114,519	$14,095	$74,345	$202,959

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”) (note 4). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

These interim financial statements were approved by the Board of Directors and authorized for issue on November 2, 2015.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements with the exception of the impairment related estimates outlined in note 5, and the following critical judgment in applying accounting policies:

Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (Continued)

Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Newstrike on May 26, 2015 (the “Transaction”) did not meet the criteria of a business combination and the Transaction has been accounted for as an acquisition of an asset (note 4).

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

a)	Future accounting pronouncements

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2018) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is currently assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

4.	NEWSTRIKE ACQUISITION

On May 26, 2015 (“Closing Date”), the Company acquired all of the outstanding common shares of Newstrike exchanging 0.90 of the Company’s shares (the “Exchange ratio”) and cash consideration of $0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of the Company being issued and C$12 ($9) cash being paid to the former shareholders of Newstrike.

In addition to the 105,108,103 common shares, each Newstrike share option which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Options”). The exercise price of the Replacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio. The 5,962,500 Replacement Options issued have been included in the purchase price at their fair value (weighed average grant date fair value per Replacement Option was $0.25) based on the Black-Scholes pricing model using the following weighted average assumptions:

Risk-free interest rate	1.0%
Expected life of options	0.4 - 6.2 years
Annualized volatility	62.0 - 64.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The Transaction has been accounted for by the Company as a purchase of assets and liabilities. The Transaction did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, do not currently exist. The primary asset of Newstrike was the Ana Paula Property in Guerrero, Mexico, an exploration and evaluation stage gold property.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

4.	NEWSTRIKE ACQUISITION (Continued)

The total consideration was allocated to the assets acquired and liabilities based on their relative fair values on the Closing Date as follows:

Purchase price
Fair value of common shares issued, net of share issuance costs	$63,820
Fair value of share options issued	1,509
Cash	9
Transaction costs	1,863
Total consideration	$67,201
Purchase price allocation
Cash and cash equivalents	$786
Trade and other receivables	2,382
Advances and prepaid expenses	221
Plant and equipment	45
Mineral properties and exploration and evaluation assets	67,088
Accounts payable and accrued liabilities	(1,689)
Debenture	(1,632)
Net assets acquired	$67,201

5.	IMPAIRMENT OF MINERAL PROPERTIES AND OTHER ASSETS

Mineral properties, plant and equipment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value.

The Company identified the following indicators of impairment during the three months ended September 30, 2015:

•

Sustained decrease in the gold price resulting in a loss from mining operations at the San Francisco Mine, thereby requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

•	Sustained decrease in the market capitalization of the Company.

Due to the significant changes to the San Francisco Mine plan, which foresees a curtailment of mining operations in mid-2016 with the mine being placed on care and maintenance until economic conditions improve, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment charge in the amount of $177,071 to reduce the mineral property, plant and equipment value to its recoverable amount primarily due to the change in the expected life of mine compared to previous forecasts. This impairment charge includes $16,170 related to the non-depletable La Chicharra Property, which forms part of the San Francisco Mine CGU.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key assumptions included in the model are forecast gold price of $1,150 per ounce and the discount rate of 6%. Forecast production levels and operating costs are based on historical operating and financial results.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

5.	IMPAIRMENT OF MINERAL PROPERTIES AND OTHER ASSETS (Continued) Inventories

i.	Ore in process

Based on the continued evaluation of actual recoveries being realized in the irrigation and processing of ore tonnes stacked on the leach pads at the San Francisco Mine, the Company has determined a revised estimate of the recoverable gold ounces contained in leach pad inventory. The revised estimate of recoverable gold ounces is less than previous projections which, combined with the decline in current and forecast gold prices, resulted in an impairment charge of $33,267 against the ore in process inventory.

ii.	Non-current unprocessed ore stockpile

Due to sustained decrease in gold price, an impairment assessment was completed on the recoverability of the unprocessed ore stockpile. It was determined that this material could not be processed economically using a long- term gold price of $1,150 per ounce. As a result, an impairment charge of $6,125 was recognized against the unprocessed ore stockpile.

Exploration and evaluation

The change in the San Francisco Mine plan has resulted in the Company changing its areas of exploration focus. The primary exploration and evaluation assets will be Ana Paula and Caballo Blanco. As a result, an impairment charge was recognized on all other capitalized exploration targets for a total of $6,785. The remaining net book value for exploration and evaluation assets of $98,677 relates solely to the Ana Paula and Caballo Blanco assets.

6.	EXPENSES

a)	Cost of sales:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Costs of contract mining	$12,856	$12,952	$36,983	$38,964
Crushing and gold recovery costs	10,659	11,172	29,106	31,606
Mine site administration costs	1,377	1,542	3,773	4,655
Transport and refining	69	93	240	271
Royalties	132	171	422	619
Net change in inventories	(961)	(2,788)	(1,441)	(2,099)
Production costs	24,132	23,142	69,083	74,016
Depreciation and depletion	4,703	4,117	13,118	14,158
Cost of sales (including
depreciation and depletion)	$28,835	$27,259	$82,201	$88,174

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

6.	EXPENSES (Continued)

b)	Corporate and administrative expenses:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
Salaries		$160	$1,209	$2,340	$2,984
Consulting and professional fees		344	516	1,914	4,888
Share-based payments	13b)	357	457	1,220	932
Rent and office costs		110	217	448	550
Administrative and other		512	663	1,574	2,119
Corporate and administrative expenses		$1,483	$3,062	$7,496	$11,473

c)	Finance expense:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Interest on loan facility and equipment financing	$259	$272	$787	$866
Interest on debenture (note 12)	47	-	56	-
Accretion of loan facility	30	119	94	352
Accretion of provision for site reclamation and closure and other provisions	13	26	38	81
Accretion on provision for contingent payment	57	-	171	-
Finance expense	$406	$417	$1,146	$1,299

7.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2015	2014
Trade receivable	$1,051	$533
VAT receivable (1)	11,097	13,760
Other receivables (2)	582	1,130
	$12,730	$15,423

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and nine months ended September 30, 2015, the Company collected $4,026 and $16,430, respectively (three and nine months ended September 30, 2014 - $2,765 and $14,446, respectively) of the VAT receivable. Subsequent to period end, the Company collected $1,515 in VAT cash refunds.

In connection with the acquisition of Newstrike (note 4) $2,382 of VAT receivable was acquired. Subsequent to period end, the Company collected $77 in Newstrike VAT cash refunds.

(2)	Other receivables include an allowance of doubtful amounts of $129 (December 31, 2014 - $129).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

8.	INVENTORIES

		September 30,	December 31,
	Note	2015	2014
Ore in process	5	$6,274	$37,270
Supplies	5	4,246	9,423
Non-current unprocessed ore stockpile	5	-	6,178
		10,520	52,871
Less: non-current unprocessed ore stockpile	5	-	(6,178)
		$10,520	$46,693

The costs of inventories recognized as an expense for the three and nine months ended September 30, 2015 were $28,835 and $82,201, respectively (three and nine months ended September 30, 2014 - $27,259 and $88,174, respectively) and are included in cost of sales. During the three and nine months ended September 30, 2015, the Company recorded inventory impairments totalling $39,392 (2014 - $nil) as outlined in note 5 and $3,262 related to supplies inventory.

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties (a)	equipment (1)	evaluation	Total
Cost
At January 1, 2015		$154,636	$90,332	$37,645	$282,613
Expenditures		19,373	6,265	2,537	28,175
Acquisition (2)	4	-	45	67,088	67,133
Change in reclamation obligation		(211)	-	-	(211)
At September 30, 2015		173,798	96,642	107,270	377,710
Accumulated depreciation and depletion
At January 1, 2015		35,712	29,120	1,808	66,640
Depreciation and depletion		6,697	7,292	-	13,989
Impairment of mineral properties, plant and equipment, exploration and evaluation	5	121,911	55,160	6,785	183,856
At September 30, 2015		164,320	91,572	8,593	264,485
Carrying amount at September 30, 2015		$9,478	$5,070	$98,677	$113,225

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2014	$137,006	$84,348	$4,985	$226,339
Expenditures (3)	19,032	5,984	32,660	57,676
Change in reclamation obligation	(1,402)	-	-	(1,402)
At December 31, 2014	154,636	90,332	37,645	282,613
Accumulated depreciation and depletion
At January 1, 2014	27,136	18,760	-	45,896
Depreciation and depletion	8,576	10,360	-	18,936
Impairment of exploration and evaluation properties (4)	-	-	1,808	1,808
At December 31, 2014	35,712	29,120	1,808	66,640
Carrying amount at December 31, 2014	$118,924	$61,212	$35,837	$215,973

(1)

The Company has entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $1,229 is payable in 13 monthly instalments which include equal principal repayments of $95. At September 30, 2015, the current and long-term portions of the equipment financing total $1,134 and $95, respectively (December 31, 2014 - $1,134 and $945, respectively).

(2)

The Ana Paula Property is located in Guerrero, Mexico. The property is currently considered an exploration and evaluation asset. Included in the Transaction were three other exploration properties, Aurea Norte and Aurea Sur, which are adjacent to the Ana Paula Property and the Ejutla Property located in Oaxaca, Mexico.

(3)

On December 23, 2014, the Company closed an agreement to acquire the Caballo Blanco Property located in the state of Veracruz, Mexico for a total consideration of $29,168. The total consideration was allocated to exploration and evaluation assets.

(4)	During the year ended December 31, 2014, the Company impaired certain exploration and evaluation properties in order to focus resources on the San Francisco Mine as well as newly acquired assets.

a)	Mineral properties

		September 30,	December 31,
	Note	2015	2014
Depletable mineral property (i)	5	$9,478	$102,908
Non-depletable mineral property (ii)	5	-	16,016
		$9,478	$118,924

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began, at San Francisco, in April 2010. At September 30, 2015, mineral properties includes $nil (December 31, 2014 - $43,440) of unamortized deferred stripping costs.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

	ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property was not yet commissioned or in commercial production and was therefore considered non-depletable. In connection with the impairment of the San Francisco Mine (note 5), the La Chicharra Property was fully impaired.

10.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2015	2014
Trade payables	$23,135	$17,520
Income taxes payable	1,508	4,482
Accrued liabilities	933	1,736
Vendor loan	1,725	1,725
Other	298	57
	$27,599	$25,520

11.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Asset Management (“the Lender”) to extend the pre-existing C$18,000 loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue. The amended loan facility was repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum.

On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

During December 2014, the Company renegotiated with the Lender to extend the term of the current loan facility of C$13,000 ($11,206) another 12 months to a maturity date of December 31, 2015. The loan facility continued to have an interest rate of 9% per annum. The Company incurred transaction costs of $136, consisting of C$130 ($112) in extension fees and $24 in legal fees. For the three and nine months ended September 30, 2015, the effective interest rate of the debt agreement was 10.3% and 10.3%, respectively (three and nine months ended September 30, 2014 - 12.1% and 12.1%, respectively).

On February 2, 2015, the C$13,000 loan facility was converted to $10,129 and the extension fees were paid by the Company.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At September 30, 2015 and December 31, 2014, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

12.	DEBENTURE

As part of the Transaction, the Company assumed an obligation for a debenture of C$2,000 ($1,632). The terms of the debenture required annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$100 ($75) principal value outstanding on a monthly basis.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

12.	DEBENTURE (Continued)

On September 17, 2015, the Company renegotiated the terms of the debenture to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to a one-time issuance of 86,667 common shares ($20) of the Company. In addition, 2,167 common shares of the Company are to be issued per month for every C$100 ($75) principal value outstanding retrospective to June 1, 2015. The total accrued common shares at September 17, 2015 was 154,579 ($35). Interest accrues only on amounts remaining unpaid after the maturity date or on default at a rate of 5%, payable semi-annually. The renegotiation did not constitute a substantial modification of the debenture and the Company recognized a charge of $98 in connection with the renegotiation.

The common share interest component of the debenture constitutes an embedded derivative and is measured at fair value. As at September 30, 2015, the value of the embedded derivative, included in the carrying value of the debenture, was $87 (December 31, 2014 - $nil). As at September 30, 2015, the Company has accrued common share interest of 260,027 common shares ($66) included in the carrying value of the debenture (December 31, 2014 - $nil).

Subsequent to period end, the Company issued 303,368 common shares to settle the accrued common share interest.

13.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the nine months ended September 30, 2015:

•	On May 26, 2015, the Company closed the Transaction with Newstrike and issued 105,108,103 common shares (note 4).

The Company had the following common share transactions during the nine months ended September 30, 2014:

•	On January 24, 2014, the Company issued 300,000 common shares as part of renegotiating the loan facility (note 11).
•	On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).

At September 30, 2015, there were 284,985,482 issued common shares (December 31, 2014 - 179,877,379).

The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to three years.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

13.	EQUITY (Continued)

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2015 and year ended December 31, 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2014	11,375,000	1.99
Granted	3,300,000	1.44
Exercised	(433,334)	1.08
Forfeited	(1,341,666)	2.24
Outstanding at December 31, 2014	12,900,000	1.85
Granted	3,600,000	0.75
Granted for acquisition of Newstrike (note 4)	5,962,500	1.02
Expired	(1,400,000)	1.00
Forfeited	(250,000)	1.55
Outstanding at September 30, 2015	20,812,500	1.53
Exercisable at September 30, 2015	15,479,164	1.70

Share options outstanding and exercisable at September 30, 2015 are as follows:

			Weighted			Weighted
	Number of	Weighted	average	Number of	Weighted	average
Exercise	share	average	remaining life	share	average	exercisable
price range	options	exercise price	of share	options	exercise price	life of share
(C$)	outstanding	(C$)	options (years)	exercisable	(C$)	options (years)
0.59 - 1.00	8,085,500	0.73	3.93	5,460,500	0.72	3.60
1.01 - 2.00	5,965,000	1.37	3.82	3,256,664	1.40	3.73
2.01 - 3.14	6,762,000	2.64	1.76	6,762,000	2.64	1.76
	20,812,500	1.53	3.19	15,479,164	1.70	2.82

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2015 was $357 and $1,220, respectively (three and nine months ended September 30, 2014 - $457 and $932, respectively).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the nine months ended September 30, 2015:

Nine months ended
September 30, 2015
Risk-free interest rate	1.0%
Expected life of options	4.1 years
Annualized volatility	62.0 - 65.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar share price on the Toronto Stock Exchange.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

14.	(LOSS) EARNINGS PER SHARE

	Three months ended September 30, 2015			Three months ended September 30, 2014
		Weighted			Weighted
	Loss	average		Earnings	average
	for the	shares	Loss	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$(180,713)	284,985,482	$(0.63)	$1,567	163,516,979	$0.01
Effect of dilutive securities:
Share options	-	-	-	-	1,364,377	-
Diluted EPS	$(180,713)	284,985,482	$(0.63)	$1,567	164,881,356	$0.01

At September 30, 2015, 20,812,500 share options were outstanding, all of which were anti-dilutive because the Company was in a loss position for the three months ended September 30, 2015. The exercise prices exceeded the average market price of C$0.35 of the underlying common shares for the three months ended September 30, 2015.

At September 30, 2014, 12,196,666 share options were outstanding, of which 8,075,000 were anti-dilutive because the underlying exercise prices exceeded the average market price for the three months ended September 30, 2014 of the underlying common shares of C$1.82.

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
		Weighted			Weighted
	Loss for	average		Earnings	average
	the	shares	Loss per	for the	shares	Earnings
	period	outstanding	share	period	outstanding	per share
Basic EPS	$(180,794)	228,773,821	$(0.79)	$12,888	160,490,034	$0.08
Effect of dilutive securities:
Share options	-	-	-	-	977,424	-
Diluted EPS	$(180,794)	228,773,821	$(0.79)	$12,888	161,467,458	$0.08

At September 30, 2015, 20,812,500 share options were outstanding, all of which were anti-dilutive because the Company is in a loss position for the nine months ended September 30, 2015. The exercise prices exceeded the average market price of C$0.62 of the underlying common shares for the nine months ended September 30, 2015.

At September 30, 2014, 12,196,666 share options were outstanding, of which 8,616,669 were anti-dilutive because the underlying exercise prices exceeded the average market price for the nine months ended September 30, 2014 of the underlying common shares of C$1.65.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At September 30, 2015 and December 31, 2014, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the embedded derivative included in the debenture (note 12).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables and accrued liabilities and the vendor loan approximate their fair value due to their short-term nature.

The fair value of the equipment financing at September 30, 2015 is $1,167 (December 31, 2014 - $1,911) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

The fair value of the loan facility at September 30, 2015 is $9,996 (December 31, 2014 - C$12,903 ($11,123)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

The fair value of the debenture at September 30, 2015 is C$1,884 ($1,412) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0%, which reflects the Company’s current rate of borrowing.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

16.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At September 30, 2015, all of the Company’s operating and capital assets are located in Mexico except for $494 (December 31, 2014 - $2,312) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three and nine months ended September 30, 2015 and 2014, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Customer A	95%	96%	94%	97%
Customer B	0%	3%	4%	2%
Customer C	5%	1%	2%	1%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gold	$26,433	$33,903	$83,261	$122,381
Silver	152	332	621	1,287
	$26,585	$34,235	$83,882	$123,668

17.	EVENTS AFTER THE REPORTING PERIOD

On October 6, 2015, the Company announced that Mr. Bragagnolo ceased to be the Chief Executive Officer and a director of the Company, and Mark Backens was appointed as Interim Chief Executive Officer of the Company effective immediately. Under the terms of Mr. Bragagnolo’s contract he is entitled to certain payments upon termination. The amount and timing of such payments have yet to be determined.

On October 19, 2015, the Company completed a C$6,000 ($4,616) non-brokered private placement with Goldcorp Inc. (“Goldcorp”) consisting of 20 million units of the Company’s shares at a price of C$0.30 ($0.23) per unit. Each unit consists of one share and one half of a warrant, each whole warrant (a “Warrant”) being exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. The Warrants are subject to an accelerated exercise period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days.

The above private placement was completed in connection with the Company’s agreement with a Mexican subsidiary of Goldcorp to acquire the process plant and select auxiliary equipment (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(In thousands of United States dollars, except where noted) - Unaudited

17.	EVENTS AFTER THE REPORTING PERIOD (Continued)

The total purchase price of C$8,000 ($6,154) to be paid by the Company to Goldcorp for the Plant consists of the following: (a) C$1,000 ($769) in cash; (b) C$3,000 ($2,308) will be satisfied by the issuance of 10 million common shares of the Company at a price of C$0.30 per share; and (c) C$4,000 ($3,077) in cash payable to Goldcorp one year from closing. The cash received from the private placement will be restricted to use for disassembly of the Plant.

On November 2, 2015, the Company completed the payment of C$1,000 ($769) in cash,  and issued 10 million common shares of the Company at a price of C$0.30 per share to Goldcorp.